
June 15, 2023

Abid Neemuchwala
Chairman and Chief Executive Officer
Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

      **Re: Compass Digital Acquisition Corp.**
           **Form 10-K for Fiscal Year Ended December 31, 2022**
           **Filed April 18, 2023**
           **File No. 001-40912**

Dear Abid Neemuchwala:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.    With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses

of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff Accountant, at 202-551-3388 with any questions.


 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation